NOTIFICATION  OF  THE  REMOVAL  FROM  LISTING  AND REGISTRATION OF THE STATED
SECURITIES

The American Stock Exchange LLC hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on September 15, 2008, pursuant to the provisions of Rule 12d2-2 (a). 17CFR240.12d2-2(a)(4)

The removal of North American Insurance Leaders, Inc. Units, Ordinary Shares, Par Value $.0005, and Redeemable Warrants expiring April 23, 2010 is being effected because the Exchange knows or is reliably informed that on September 3, 2008 all rights pertaining to the entire class of these securities was extinguished.


The security was suspended by the Exchange on August 29, 2008.